Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

4 Year Market-Linked Securities Linked to CIISRAD5

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Index:	Citi Radar[SM] 5 Excess Return Index (ticker: CIISRAD5)
Pricing date:	March 28, 2023
Valuation date:	March 29, 2027
Maturity date:	April 1, 2027
CUSIP / ISIN:	17331CVW4 / US17331CVW45
Initial index level:	The closing level of the index on the pricing date
Final index level:	The closing level of the index on the valuation date
Index return:	(Final index level - initial index level) / initial index level
Upside participation rate:	375.00% to 400.00%*
Payment at Maturity:	For each security you hold at maturity, the $1,000 stated principal amount *plus* the return amount, which will be either zero or positive
Return amount:	• If the final index level is **greater than** the initial index level: $1,000 × the index return × the upside participation rate • If the final index level is **less than or equal to** the initial index level: $0 All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated February 27, 2023

* The actual upside participation rate will be determined on the pricing date.
** The hypotheticals assume that the upside participation rate will be set at the lowest value indicated in this offering summary.

Hypothetical Payment at Maturity**



$2,200.00
$2,000.00
$1,800.00
$1,600.00
$1,400.00
$1,200.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$0.00
Payment at Maturity per Security
$1,000.00
Stated Principal Amount
Return Amount
A
B
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
120%
Index Return

	Hypothetical Index Return	Hypothetical Security Return	Hypothetical Payment at Maturity
B	20.00%	75.00%	$1,750.00
	15.00%	56.25%	$1,562.50
	10.00%	37.50%	$1,375.00
	5.00%	18.75%	$1,187.50
A	0.00%	0.00%	$1,000.00
	-10.00%	0.00%	$1,000.00
	-20.00%	0.00%	$1,000.00
	-30.00%	0.00%	$1,000.00
	-40.00%	0.00%	$1,000.00
	-50.00%	0.00%	$1,000.00
	-100.00%	0.00%	$1,000.00

Selected Risks • You may not receive any return on your investment in the securities. You will receive a positive return on your investment in the securities only if the index appreciates from the initial index level to the final index level. If the final index level of the index is less than the initial index level, you will receive only the stated principal amount for each security you hold at maturity. • The securities do not pay interest. • Your payment at maturity depends on the closing level of the index on a single day. • The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • Sale of the securities prior to maturity may result in a loss of principal. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated val ue of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. • The Index is premised on a particular investment thesis about the relationship between the prevailing interest rate environment and the relative performance of different sectors of the U.S. equity market. That investment thesis may be wrong. The assumed relationship may not in fact exist, or if it exists it may be too weak to be meaningful. If the Index’s investment thesis is wrong or too weak to be meaningful, the Equity Allocation may perform no better than, and in fact may materially underperform, any other allocation that could be made among the equity sector ETFs or the broader market. The offering of the securities is not an expression of our view about the validity of the Index’s investment thesis. You should form your own independent view about the validity of the Index’s investment thesis in connection with your evaluation of the securities. • Even if a meaningful relationship exists between the prevailing interest rate environment and the relative performance of different sectors of the U.S. equity market, the particular rules that make up the Index methodology may not effectively capitalize on that relationship. • The Index only seeks to partially implement its investment thesis. At any point in time, the Index is likely to have a significant allocation to the Treasury Futures Allocation and/or the Cash Allocation. That allocation is intended to help the Index maintain its volatility target of 5%, and is not in furtherance of its investment thesis. In fact, because the U.S. Treasury note futures indices are likely to be adversely affected by rising interest rates, the allocation to the Treasury Futures Allocation may run counter to the Index’s investment thesis. • The Index is likely to significantly underperform the equity markets in a rising equity market, because the Index is likely to have a significant allocation to the Treasury Futures Allocation and/or Cash Allocation at all times. • The Index will likely have significant exposure at all times to one of two U.S. Treasury note futures indices. Each U.S. Treasury note futures index has limited return potential and significant downside potential, particularly in a “Rising” interest rate environment. • The excess return deduction and index fee will place a drag on the performance of the Index, offsetting any appreciation of the U.S. Treasury notes underlying the U.S. Treasury note futures index and the equity sector ETFs that make up the Equity Allocation, exacerbating any depreciation and causing the level of the Index to decline steadily if the value of those U.S. Treasury notes and/or equity sector ETFs remains relatively constant. • The Index was launched on February 20, 2019 and, therefore, has a limited performance history. • The Index Rules were amended on February 25, 2022 to replace 3 - month U.S. dollar LIBOR with 3 - month BSBY , and the back - tested and historical performance of the Index on and prior to February 25, 2022 may therefore not reflect how the Index would have performed had it been based on 3 - month BSBY during the historical period. • BSBY is a relatively new series of reference rates, and its usefulness for purposes of determining the Rates Signal is therefore relatively untested. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the preliminary pricing supplement and index supplement for a more complete description of risks relating to the securities. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. Key Features of the Index • Created by Citigroup Global Markets Limited and launched on February 20, 2019. • Tracks hypothetical performance of a rules - based investment methodology premised on the idea that there is a relationship between the prevailing interest rate environment and the relative performance of different sectors of the U.S. equity and Treasury markets. Seeks to implement the thesis that the energy , financials and information technology sectors may outperform the broader market in rising interest rate environment, and the utilities , consumer staples and health care sectors may outperform the broader market in falling or flat interest rate environment. • Reflects performance of a hypothetical investment portfolio (“ Selected Portfolio ”), adjusted daily, consisting of hypothetical allocations to three equity sector ETFs (“ Equity Allocation ”), U.S. Treasury note futures (“ Treasury Futures Allocation ”) and, potentially, uninvested cash (“ Cash Allocation ”). Components of the Selected Portfolio are determined daily depending on whether the prevailing interest rate environment is determined to be “Rising” or “Not Rising”, as follows: Interest Rate Environment Rising Not Rising Equity Allocation Equity Allocation Energy Select Sector SPDR ® Fund (XLE) Utilities Select Sector SPDR ® Fund (XLU) Financial Select Sector SPDR ® Fund (XLF) Consumer Staples Select Sector SPDR ® Fund (XLP) Technology Select Sector SPDR ® Fund (XLK) Health Care Select Sector SPDR ® Fund (XLV) Treasury Futures Allocation Treasury Futures Allocation Citi Interest Rate 2Y US Treasury Futures Market Tracker Index Citi Interest Rate 10Y US Treasury Futures Market Tracker Index Cash Allocation Cash Allocation • Identifies prevailing interest environment on each day by observing average rate of 3 - month BSBY for each month in the immediately preceding four months. If average rate of 3 - month BSBY increased from each month to the next in that four - month period, the interest rate environment will be “ Rising ”. In all other circumstances, it will be “ Not Rising ”. • Determines how much exposure to allocate to each of the Equity Allocation, the Treasury Futures Allocation and the Cash Allocation on a daily basis in an attempt to maintain a 5% target volatility. • Allocates exposure between Equity Allocation and Treasury Futures Allocation (together, the “Invested Allocation” ) based on the volatility of the current Equity Allocation over the prior six months, with higher volatility resulting in a lower Equity Allocation, and vice versa. Equity sector ETFs are equally weighted within the Equity Allocation. • Allocates exposure between the Invested Allocation and the Cash Allocation based on the volatility of the Invested Allocation over the prior one month. Will, if necessary, reduce exposure to the Invested Allocation and increase exposure to the Cash Allocation in an attempt to maintain a rolling one - month Selected Portfolio volatility of 5%. • Performance of each U.S. Treasury note futures index is expected to be reduced by an implicit financing cost. In addition, a rate equal to the federal funds effective rate will be deducted from the daily performance of each equity sector ETF. We refer to this deduction, together with the implicit financing cost reflected in each U.S. Treasury note futures index, as the “excess return deduction”. • Index fee of 0.75% per annum is deducted daily from Index performance.

Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, index supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, index supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 255302 and 333 - 255302 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.